UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Tekmira Pharmaceuticals Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87911B209

(CUSIP Number)

Roivant Sciences Ltd.

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

+1 (441) 295-5950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87911B209	Page 2 of 10 Pages

1.	Name of reporting person Roivant Sciences Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Bermuda

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,013,540 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Shares

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 34.4%
14.	Type of reporting person CO

CUSIP No. 87911B209	Page 3 of 10 Pages

1.	Name of reporting person Vivek Ramaswamy
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO - other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 54,915 Shares
	8.	Shared voting power 16,013,540 Shares
	9.	Sole dispositive power 54,915 Shares
	10.	Shared dispositive power 16,013,540 Shares

11.	Aggregate amount beneficially owned by each reporting person 16,068,455 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 34.5%
14.	Type of reporting person IN

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of the Issuer. The address of the Issuer’s principal executive offices is at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Roivant Sciences Ltd. (“Roivant”); and

(ii) Vivek Ramaswamy. Vivek Ramaswamy is one of the three directors of Roivant may be deemed to have the power to vote and dispose of the shares owned by Roivant. Vivek Ramaswamy disclaims beneficial ownership of the shares owned by Roivant, except to the extent of his pecuniary interest therein.

QVT Fund V LP and certain of its affiliates may also be deemed to beneficially own the Common Shares owned by Roivant pursuant to the right of an affiliate of QVT Fund V LP to appoint a director of Roivant. In addition, Dexxon Holdings Ltd. (“Dexxon”) may be deemed to have investment and voting control over the Common Shares held by Roivant by virtue of the fact that Dexxon has a representative serving as one of the three directors of Roivant on its behalf. See the Schedule 13D filed by Dexxon with the SEC on the date hereof for more information.

Roivant and Vivek Ramaswamy are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of Roivant is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal business address of Vivek Ramaswamy is c/o Roivant Sciences, Inc., 1441 Broadway, 3rd Floor, New York, NY 10018.

(c)

Roivant is principally engaged in the business of late-stage clinical development and commercialization of nonstrategic, deprioritized or under-resourced drug candidates. Vivek Ramaswamy is the President and Chief Executive Officer of Roivant Sciences, Inc., a subsidiary of Roivant.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Roivant is an exempted limited company incorporated under the laws of Bermuda. Vivek Ramaswamy is a United States citizen.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 4, 2015, the Issuer completed its merger with OnCore Biopharma, Inc. (“OnCore”), pursuant to an Agreement and Plan of Merger, dated as of January 11, 2015 (the “Merger Agreement”) among the Issuer, TKM Acquisition Corporation, a wholly-owned subsidiary of the Issuer, and OnCore. Prior to the consummation of the transactions contemplated by the Merger Agreement, Roivant owned a majority of the issued and outstanding common stock of OnCore. Pursuant to the Merger Agreement, each share of OnCore at the effective time of the Merger (the “Effective Time”) was exchanged at the exchange ratio specified in the Merger Agreement for Common Shares. Pursuant to the Merger Agreement, Roivant exchanged its OnCore common stock for 16,013,540 Common Shares, which made Roivant beneficially own greater than 5% of the Common Shares, and TKM Acquisition Corporation merged with and into OnCore (the “Merger”) as a result of which the Issuer became the sole stockholder of the surviving entity.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4	PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of OnCore for investment purposes and acquired its Common Shares as a result of the transactions described in Item 3.

The Merger Agreement, which is further described in Item 3 above, provides that of the seven members of the Issuer’s Board of Directors (the “Board”) after the Merger, three members would be designated by OnCore (the “OnCore Designees”), three members would be designated by Issuer and the designation of the seventh director would be agreed upon by the Issuer and OnCore. The three members designated by OnCore were Vivek Ramaswamy, Keith Manchester and William Symonds (an employee of Roivant Sciences, Inc.). Mark J. Murray, Ph.D., Richard C. Henriques, Jr., Frank Karbe and Herbert J. Conrad will be the other members of the Board after the Merger.

In accordance with the Governance Agreement (defined below in Item 6), two of the OnCore Designees were designated by Roivant. In addition, at any future annual general or special meeting of the Issuer’s shareholders at which directors of the Issuer are elected, the Issuer has agreed to put forward for nomination for election to the Board two individuals designated by Roivant.

Roivant reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, Roivant and the other Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Pursuant to the terms of the Governance Agreement, in connection with the Merger, Tekmira will amend its articles of incorporation with the Amendment described in Item 6 below to provide Roivant the right to designate one director to the Board for so long as Roivant has “beneficial ownership” (as defined pursuant Rule 13d-3 under the Act) or exercises control or direction over not less than 10% of the outstanding Common Shares and the right to designate up to two directors to the Board for so long as Roivant has “beneficial ownership” or exercises control or direction over not less than 20% of the outstanding Common Shares, in each case subject to certain nomination procedures.

For so long as Roivant has the right to designate at least one director to the Board pursuant to the Amendment, the Amendment requires that the number of directors of the Board will not exceed seven directors without the prior written consent of Roivant. Additionally, the Amendment provides that certain actions by the Issuer will require a supermajority vote of at least 70% of the Board. The matters that require a supermajority approval of the Board include: director nominations and appointments; equity financings over certain thresholds; significant asset sales; mergers, reorganizations and other business combinations; the termination of certain research and development or commercialization efforts; the incurrence of indebtedness or third party guarantees over certain thresholds; and any proposed amendments to the Issuer’s articles of incorporation.

Additionally, the Amendment removes the right of the chair to a second or casting vote at a meeting of the Board.

Other than as described above, none of the Reporting Persons currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	Aggregate number and percentage of Common Shares beneficially owned by Roivant as of the date hereof: 16,013,540 Common Shares (the “Roivant Shares”). Voting and dispositive decisions of Roivant require unanimous approval by the three directors of Roivant. Accordingly, Vivek Ramaswamy may be deemed to have the power to vote and dispose of the Roivant Shares. Vivek Ramaswamy disclaims beneficial ownership of the shares owned by Roivant, except to the extent of their pecuniary interest therein.

In addition to the Roivant Shares, Vivek Ramaswamy individually owns 54,915 Common Shares as of the date hereof.

The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated for each Reporting Person based on an aggregate of 46,567,496 Common Shares issued and outstanding as of March 9, 2015 reported on the Issuer’s annual report on Form 10-K, filed with the SEC on March 13, 2015, which includes the 23,973,315 Common Shares (the “Merger Shares”) reported to be issued in connection with the Merger and outstanding immediately after the Effective Time.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of the Common Shares during the last 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Registration Rights Agreement

The Common Shares issuable in the Merger have not been, and as of the Effective Time, were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the Merger Agreement, the Issuer has entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the stockholders of OnCore (the “OnCore Holders”), including Roivant. The Registration Rights Agreement requires the Issuer, after the Effective Time, to file a resale registration statement with the SEC registering for resale (i) the Merger Shares issuable to such OnCore Holders, including Roivant, and (ii) any additional Common Shares issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, any Merger Shares. The Issuer has agreed to cause the registration statement to be declared effective on or prior to the date that any OnCore Holders may sell or dispose of its Merger Shares under the terms of the OnCore Holders’ respective Lock-Up Agreements (as discussed below). Additionally, the OnCore Holders will have certain customary demand and piggy-back registration rights, subject to certain underwriter cutbacks. Under the Registration Rights Agreement, the Issuer will generally pay for the registration expenses (excluding underwriting discounts and commissions), and each party will have customary indemnification obligations to the other parties.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Roivant, Vivek Ramaswamy, certain other OnCore Holders and certain directors, officers and shareholders of the Issuer have entered into lock-up agreements with the Issuer (collectively, the “Lock-Up Agreements”).

Pursuant to the terms of the Lock-Up Agreements, Roivant, Vivek Ramaswamy and the other OnCore Holders have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their respective Common Shares (including any Merger Shares received by them) for a period of 27 months following the Effective Time; provided that (i) an aggregate of 25% of their respective shares will be released after 9 months following the Effective Time, (ii) an additional aggregate of 10% of their respective shares will be released in each of the subsequent five quarters thereafter and (iii) the remaining aggregate of 25% of their respective shares will be released after 27 months from the Effective Time. Additionally, the Lock-Up Agreement between Roivant and the Issuer (the “Roivant Lock-Up”) provides that upon certain material breaches of the Governance Agreement (as discussed below) by the Issuer that remain uncured after thirty (30) days, all shares subject to the Roivant Lock-Up will be released from the provisions of the Roivant Lock-Up.

Governance Agreement

Pursuant to the Merger Agreement, the Issuer and Roivant entered into a Governance Agreement (the “Governance Agreement”) relating to the composition of the Board and certain other corporate governance matters. In connection with the Governance Agreement, the Issuer shall amend its articles of incorporation (the “Amendment”), to be effective as of the Effective Time to provide Roivant the right to designate one (1) director to the Board for so long as Roivant has “beneficial ownership” (as defined pursuant Rule 13d-3 under the Act) or exercises control or direction over not less than 10% of the outstanding Common Shares and the right to designate up to two (2) directors to the Board for so long as Roivant has “beneficial ownership” or exercises control or direction over not less than 20% of the outstanding Common Shares, in each case subject to certain nomination procedures.

For so long as Roivant has the right to designate at least one (1) director to the Board pursuant to the Amendment, the Amendment will require that the number of directors on the Board will not exceed seven (7) directors without the prior written consent of Roivant. Additionally, the Amendment will provide that certain actions by the Issuer will require a supermajority vote of at least 70% of the Board. The matters that require a supermajority approval of the Board include: director nominations and appointments; equity financings over certain thresholds; significant asset sales; mergers, reorganizations and other business combinations; the termination of certain R&D or commercialization efforts; the incurrence of indebtedness of third party guarantees over certain thresholds; and any proposed amendments to the Issuer’s articles.

Roivant’s director designation rights and the supermajority board voting requirements will be effective upon the Effective Time and will expire upon the earlier of (i) 36 months from the Effective Time and (ii) when Roivant has “beneficial ownership” or exercises control or direction over less than 10% of the outstanding Common Shares.

The Governance Agreement also provides that from and after the Effective Time and until the earlier of (i) 36 months from the Effective Time and (ii) when Roivant no longer has the right to designate one or more directors to the Board pursuant to the terms of the Amendment (the “Governance Period”), the Issuer will put forward for nomination and election at each meeting of the Issuer’s shareholders for the election of directors Roivant’s director designees and Roivant shall vote in favor of all such director nominees put forward by the Issuer for election to the Board and shall vote against the election of any person nominated by anyone other than the Board. The Governance Agreement also subjects Roivant to certain obligations of confidentiality during the Governance Period with respect to the Issuer’s confidential information. Additionally, the Governance Agreement requires that throughout the Governance Period, the Issuer shall use its reasonable efforts to avoid, in respect of any taxable year, being treated as a passive foreign investment company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.

Standstill Agreement

Pursuant to the Merger Agreement, the Issuer and Roivant entered into a standstill agreement (the “Standstill Agreement”). Under the terms of the Standstill Agreement, Roivant has agreed that, until the earlier of (i) three years after the Effective Date of the Merger and (ii) such time as Roivant no longer has the right to nominate at least one director to the Board pursuant to the terms of the Governance Agreement, Roivant shall not acquire, offer to acquire, or agree to acquire ownership of any additional Common Shares of the Issuer, or take certain other actions related to the calling of meetings, proxies, proposals and other actions of the shareholders of the Issuer.

The summaries of the Merger Agreement, the Registration Rights Agreement, the Roivant Lock-Up Agreement, the Governance Agreement, the Amendment and the Standstill Agreement contained in Item 3, Item 4 and Item 6 are qualified in their entirety by reference to the Merger Agreement, the Registration Rights Agreement, the Roivant Lock-Up Agreement, the Governance Agreement, the Amendment and the Standstill Agreement, each of which is filed as exhibit hereto and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Agreement and Plan of Merger and Reorganization, dated January 11, 2015, by and among Tekmira Pharmaceuticals Corporation, TKM Acquisition Corporation and OnCore Biopharma, Inc. (incorporated by reference to Annex A to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015)

Exhibit 7.02	Registration Rights Agreement, dated as of January 11, 2015, by and among the Issuer and the OnCore Holders (incorporated by reference to Annex E to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.03	Roivant Lock-Up Agreement, dated as of January 11, 2015, by Roivant (incorporated by reference to Annex F to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.04	Form of Lock-Up Agreement, dated as of January 11, 2015, entered into by certain stockholders of OnCore (incorporated by reference to Annex F to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.05	Governance Agreement, dated as of January 11, 2015, by and between the Issuer and Roivant (incorporated by reference to Annex G to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.06

Amendment to the Issuer’s Articles of Incorporation (incorporated by reference to Annex C to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.07	Standstill Agreement, dated as of January 11, 2015, by and among the Issuer and Roivant (incorporated by reference to Annex H to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2015

Roivant Sciences Ltd.

By:	/s/ Marianne Romeo Dinsmore
Name: Marianne Romeo Dinsmore
Title: Authorized Signatory

Vivek Ramaswamy

/s/ Vivek Ramaswamy
Vivek Ramaswamy

Exhibit Index

Exhibit 7.01	Agreement and Plan of Merger and Reorganization, dated January 11, 2015, by and among Tekmira Pharmaceuticals Corporation, TKM Acquisition Corporation and OnCore Biopharma, Inc. (incorporated by reference to Annex A to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015)

Exhibit 7.02	Registration Rights Agreement, dated as of January 11, 2015, by and among the Issuer and the OnCore Holders (incorporated by reference to Annex E to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.03	Roivant Lock-Up Agreement, dated as of January 11, 2015, by Roivant (incorporated by reference to Annex F to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.04	Form of Lock-Up Agreement, dated as of January 11, 2015, entered into by certain stockholders of OnCore (incorporated by reference to Annex F to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.05	Governance Agreement, dated as of January 11, 2015, by and between the Issuer and Roivant (incorporated by reference to Annex G to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.06

Amendment to the Issuer’s Articles of Incorporation (incorporated by reference to Annex C to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).

Exhibit 7.07	Standstill Agreement, dated as of January 11, 2015, by and among the Issuer and Roivant (incorporated by reference to Annex H to the Issuer’s proxy statement/circular filed on Schedule 14A with the Securities and Exchange Commission on February 4, 2015).